CTDC Announces PV Application Lab Set up with ISEC-UNIDO

HONG KONG — November 17, 2009 — China Technology Development Group Corporation (Nasdaq: CTDC; “CTDC” or “the Company”), a growing integrated clean energy group based in China to provide solar energy products and solutions, today announced that China Technology Solar Power Holdings Limited (“CTSP”) entered into cooperation agreement with United Nations Industrial Development Organization International Solar Energy Center for Technology Promotion and Transfer (“ISEC-UNIDO”) to co-establish the International Photovoltaic Application Laboratory (the “PV Lab”) on November 14, 2009 in Lanzhou, Gansu Province.

Pursuant to the cooperation agreement, the PV Lab will be mainly engaged in the testing and certification of PV products such as solar modules and inverters, etc. Another major research focus will be on how to deploy PV products to build up on-grid and off-grid solar power systems at high altitudes areas. The Delingha 100MW grid-connected Solar Power Project developed by CTSP will become an important experimental base for the PV lab to provide data for scientific research of large-scale on-grid solar farms. In the meantime, the PV Lab will also undertake other domestic and overseas research projects on new energy applications. CTDC, CTSP and ISEC-UNIDO are all hoping the PV Lab to become a world-class laboratory and a National Quality Certification Center of Chinese grid-connected solar modules and application systems in the next few years.

A number of VIPs from United Nations Industrial Development Organization and government officials attended the signing ceremony, including Dr. Kandeh K. Yumkella, UNIDO Director-General, Ms. Monica Oliphant, President of International Solar Energy Society, Mr. Shi Dinghuan, Director General of Chinese Renewable Energy Association, and Mr. Yao Shenhong, Official of Ministry of Commerce of the PRC. Director of ISEC-UNIDO, Mr. Xi Wenhua will serve as Head of the PV Lab. Mr. Li Shun, Chief Engineer of CTSP, will be the Deputy Head to co-chair the operation of the PV Lab.

“We are very pleased with the establishment of the PV Lab between CTSP and ISEC-UNIDO, which will obviously enable us to take the leading role in Chinese PV market and is a major milestone for us. With the strong technical support from ISEC-UNIDO, this alignment will definitely strengthen our competitive advantages in PV market and keep us leading in the emerging and fast growing grid-connected solar power market.” commented by Mr. Alan Li, Chairman and CEO of the Company.

UNIDO Director-General, Dr. Kandeh K. Yumkella also extended warm congratulations, “We are delighted to see the great efforts and achievement in solar energy application and deployment in China recently. UNIDO will deliver full support to the solar applications and development in China as China’s PV industry is experiencing an unexpected rapid growth.”

About ISEC-UNIDO£º

United Nations Industrial Development Organization International Solar Energy Center for Technology Promotion and Transfer (“ISEC-UNIDO”) is mainly engaged in the studies and application of the new and renewable energy, especially solar energy technique, domestic and foreign technical cooperation and training, technical consultation and exchange, new product development and testing as well as the promotion and transfer of solar energy technology. ISEC-UNIDO is a leading organization in research arena of solar energy and has global significant influence. It is also the founding member of Technical & Economic Cooperation among Developing Countries (TCDC/ECDC). It was rewarded the “International Science and Technology Cooperation Base” by the Ministry of Science and Technology of China in December 2007. Currently it has become a specialized agency of United Nations Industrial Development Organization (“UNIDO”).

About CTDC:
CTDC is a growing integrated clean energy group based in China to provide solar energy products and solutions. CTDC’s major shareholders include China Merchants Group (http://www.cmhk.com), a state-owned conglomerate in China, and Beijing Holdings Limited, the largest offshore subsidiary established by Beijing Municipal Government.
For more information, please visit our website at http://www.chinactdc.com.

About CTSP£º
China Technology Solar Power Holdings Limited (“CTSP”) is mainly engaged in building and operating large-scale grid-connected solar power plants. CTSP is holding “Delingha 100MW Solar Project” and has obtained a 25-year operating license from the Qinghai Provincial Development and Reform Commission for the first phase of the Delingha 100MW Solar Project, consisting of 10MW, which commenced construction on 28th September 2009. CTDC has entered into a Stock Purchase Agreement with CTSP and its direct and indirect shareholders to acquire a 51% equity interest on October 27, 2009.

Forward-Looking Statement:
Certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Because these forward-looking statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on Form 20-F for the year ended December 31, 2008 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. CTDC does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.